UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.
Press Release regarding TAT Technologies announcing a court order entered in the litigation commenced by its wholly owned subsidiary, Piedmont Aviation Components Services against First Aviation Services, Inc.

ITEM 1
TAT Technologies Announces Court Order Entered in the Litigation Commenced by its
Wholly Owned Subsidiary, Piedmont Aviation Components Services Against First Aviation
Services, Inc.

GEDERA, Israel, Wednesday, March 16, 2011 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq:TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries today announced that a court order has been entered in the litigation commenced on March 11, 2011 by Piedmont Aviation Component Services, LLC, its indirect wholly-owned subsidiary (“Piedmont”), in the Court of Chancery of the State of Delaware against First Aviation Services, Inc. (“FAvS”).  The litigation was for breach of contract for failure to provide Piedmont with FAvS’s audited financial statements for the year ended December 31, 2010 (the “Audited Financial Statements”).  Piedmont owns approximately 37% of the common stock of FAvS as well as certain of the preferred stock of FAvS.

In response to Piedmont’s lawsuit, on March 15, 2011 FAvS agreed to provide the Audited Financial Statements and on March 16, 2011 the Delaware court entered an order requiring FAvS to provide the Audited Financial Statements to Piedmont on or before 5:00 p.m. Eastern Daylight Time on March 28, 2011.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds 37% in First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact:

Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Dr. Avi Ortal CEO Limco Piedmont. Tel: 1-336-455-1785 avio@lpi.aero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

Date: March 16, 2011	By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer